# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St.,, Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002079549
Persons authorized to receive notices and communications: Expansion Group Ltd, c/o Ileana Zhao, Room 407, Tower 2, Harbour Center, 8 Hok Cheung St, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Ileana Zhao, Room 407, Tower 2, Harbour Center, 8 Hok Cheung St, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569

## Reporting persons
- Expansion Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 10,250,013; shared voting power 0; sole dispositive power 10,250,013; shared dispositive power 0; aggregate amount beneficially owned 10,250,013 (63.37% of the class)
  Comment: Note to Row 7, 9, 11: Represents 13 Class A ordinary shares and 10,250,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 16,175,748 ordinary shares, including 5,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of September 24, 2026 according to the records of the Issuer.
- Ileana Zhao (CIK 0002079549): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 10,250,013; shared voting power 0; sole dispositive power 10,250,013; shared dispositive power 0; aggregate amount beneficially owned 10,250,013 (63.37% of the class)
  Comment: Note to Row 7, 9, 11: Represents 13 Class A ordinary shares and 10,250,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 16,175,748 ordinary shares, including 5,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of September 24, 2026 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St.,, Shenzhen, China (F4), 518055
Comment:
This Amendment No. 2 to Schedule 13D (the "Amendment") amends and supplements the prior statement on Schedule 13D as filed on December 23, 2025 (the "Original 13D") and Amendment No. 1 to Schedule 13D as filed on January 13, 2026 (the Original 13D as amended and supplemented, the "Previous Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

Except as set forth below, all items of the Previous Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Previous Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is being jointly filed by Expansion Group Ltd and Ileana Zhao (the "Reporting Persons").
Residence or business address:
The registered address of Expansion Group Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The address of Ileana Zhao is Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong
Present principal occupation or employment: Ileana Zhao serves as a Director of Expansion Group Ltd, which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Expansion Group Ltd is an exempt company with limited liability incorporated under the laws of British Virgin Island. Ileana Zhao is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 of the Previous Schedule 13D is hereby amended and supplemented in its entirety as follows:

Not applicable.

The consideration for the Transaction described in Item 5 was funded by personal funds provided by Ileana Zhao.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 of the Previous Schedule 13D is hereby amended and supplemented to add the following:

The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes and to establish a stable shareholding structure in light of the Company's ongoing strategic transformation. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.

Item 5(a) of the Previous Schedule 13D is hereby amended and restated as follow:

The following table sets forth the aggregate beneficial ownership of the Reporting Persons after the Transaction defined below:

Class A Ordinary Shares Class B Ordinary Shares % of Beneficially Ownership (2) % of Aggregate Voting Power (2)

Expansion Group Ltd (1) 13 10,250,000 67.37% 99.43%
Ileana Zhao 13 10,250,000 67.37% 99.43%

(1) Expansion Group Ltd is 100% owned by Ileana Zhao. Consequently, Ileana Zhao may be deemed to beneficially own the Ordinary Shares held by Expansion Group Ltd.

(2) The change in the number of ordinary shares owned by the Reporting Persons and their beneficial ownership and their aggregate voting power reflects (i) the disposal by Ileana Zhao of all of the equity interests that she held in Vanguard First Limited on April 14, 2026; (ii) the Issuer's 1-for-20 share reverse split effected on June 16, 2026; (iii) share issuance of 10,000,000 Class B ordinary shares to Expansion Group Ltd. on September 24, 2026, pursuant to a share subscription agreement described below in item 5 (c); and (vi) change in the total number of the Issuer's outstanding Class A ordinary shares and Class B ordinary shares since the filing of the previous Schedule 13D.

(3) The percentage of beneficial ownership of each Reporting Persons is based on 16,175,748 ordinary shares, including 5,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of September 24, 2026 according to the records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Previous Schedule 13D is hereby amended and restated as follow:

(i) On April 14, 2026, Ileana Zhao disposed of all of the equity interests that she held in Vanguard First Limited, which beneficially owns 155,000 Class A ordinary shares of the Issuer, in a privately negotiated transaction for a consideration of US$2.9 million.

(ii) On September 9, 2026, Expansion Group Ltd entered into a share subscription agreement (the "Agreement") with the Issuer , pursuant to which Expansion Group Ltd agreed to subscribe for 10,000,000 Class B ordinary shares of the Company (the "Shares", each "a Share"), at a price of US$0.002 per Share, which is the par value of the Class B ordinary share, for a total consideration of US$20,000 (the "Share Issuance"). The Share Issuance was completed on September 24, 2026.
Except for the Share Transfer, during the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated September 28, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Expansion Group Ltd (filed herewith)
Exhibit 3. Form of Share Subscription Agreement made between AIFU Inc. and Expansion Group Ltd dated on September 9, 2026 (incorporated by reference to exhibit 10.1 of our current report on Form 6-K filed with the Commissions on September 9, 2026)

## Signatures
- Expansion Group Ltd: /s/ Ileana Zhao, Ileana Zhao /Director (09/28/2026)
- Ileana Zhao: /s/ Ileana Zhao, Ileana Zhao (09/28/2026)